UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                               to

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.

451 Creamery Way

Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 19 pages, numbered sequentially, including this cover page.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Financial Statements

As of and for the Years Ended

December 31, 2020 and 2019

And

Supplemental Schedule

As of December 31, 2020

Omega Flex, Inc.

401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator and Plan Participants of Omega Flex, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2010.

Blue Bell, Pennsylvania
June 25, 2021

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2020 and 2019

	2020	2019
Assets:
Investments, at fair value:
Registered investment companies	$22,347,997	$18,559,391
Collective investment fund	272,191	61,796
Omega Flex, Inc. stock	901,696	1,809,231
Total investments, at fair value	23,521,884	20,430,418

Receivables:
Accrued income	1,729	4,722
Employer matching contributions	37,746	22,586
Employer profit sharing contributions	428,813	379,810
Notes receivable from participants	394,917	370,129
Total receivables	863,205	777,247

Total assets	24,385,089	21,207,665

Liabilities:
Excess contributions payable	-	6,979

Total liabilities	-	6,979

Net assets available for benefits	$24,385,089	$21,200,686

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2020 and 2019

	2020	2019
Additions:
Investment income:
Net appreciation in fair value of investments	$2,706,852	$1,988,241
Interest and dividend income	966,286	1,999,967
Total investment income	3,673,138	3,988,208

Interest income on notes receivable from participants	21,706	20,328

Contributions:
Employer contributions	761,695	678,077
Participant contributions	946,475	855,914
Rollover contributions	-	44,324
Total contributions	1,708,170	1,578,315

Total additions	5,403,014	5,586,851

Deductions:
Benefits paid directly to participants	2,170,897	873,858
Administrative expenses	47,714	2,819

Total deductions	2,218,611	876,677

Net increase in net assets available for benefits	3,184,403	4,710,174

Net assets available for benefits
Beginning of year	21,200,686	16,490,512
End of year	$24,385,089	$21,200,686

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

1.	Plan Description

(a) Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries.

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account and a profit sharing account. Substantially all employees of the Company and its domestic subsidiaries are eligible to participate, subject to the terms of the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “IRC” or the “Code”).

During the second quarter of 2019, the Plan commenced the process of changing service providers from Prudential Bank & Trust, F.S.B. (“Prudential”) to Reliance Trust Company, the trustee and J.P. Morgan Invest Holdings LLC (“J.P. Morgan”) and Empower Institutional, a subsidiary of Great-West Life & Annuity Insurance Company, which perform plan advisory and recordkeeping services. The change in service providers initiated a “Black Out” period beginning on April 1, 2019 and continued through April 18, 2019. During this period, participants’ Plan accounts were not available for investment fund exchanges, and distribution requests, including loans. During the Black Out period, employee contributions continued to be made through payroll deductions as well as payments on existing loans. Participant funds invested in the Omega Flex, Inc. stock fund were transferred in-kind to Reliance Trust Company. Participant funds invested in pooled separate accounts, registered investment companies or the Guaranteed Income Fund were also transferred to the new trustee and invested in a J.P. Morgan target date fund as determined by the participants’ age at the date of the transfer, unless otherwise elected by the participant.

(b) Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Participants are subject to automatic enrollment if no contrary election is made. The automatic deferral percentage is 3% of eligible compensation, increasing by 1% annually on the first day of the Plan year up to a maximum of 6%, unless otherwise elected by the participant. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings (as defined), on a before-tax basis, an after-tax basis (for year 2005 only), or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants. If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c) Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

The employer match formula is 50% of elective deferrals up to a maximum of 6% of eligible compensation per Plan year.

For purposes of participant contributions and matching contributions, compensation is defined by the Plan document.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

Plan Description (continued)

(d) Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution. To receive the Profit Sharing contribution for a given year, a participant must work at least 1,000 hours of service, as defined, during the Plan year. Participants must be employed by the Company on the last day of the year to be eligible for the Profit Sharing contribution.

For the years ended December 31, 2020 and 2019, the Company made a contribution of 3% of each eligible participant’s compensation, to a maximum of $285,000 and $280,000 for 2020 and 2019, respectively, as set by Section 415 of the IRC. For those participants who had compensation above the Social Security Wage Base, as defined ($137,700 for 2020 and $132,900 for 2019), an additional contribution of 3% of compensation was also made on compensation in excess of the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2020, a 6% contribution on compensation between $137,700 and $285,000, and for 2019, a 6% contribution on compensation between $132,900 and $280,000). Profit Sharing contributions totaled $428,813 for the year ended December 31, 2020 and $379,810 for the year ended December 31, 2019.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

A participant becomes 100 percent vested upon death, disability or retirement.

(g)	In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and compensation or losses thereon, subject to certain restrictions. A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the Plan document. Prior to January 1, 2020, a participant’s hardship withdrawal precluded the participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal. This provision was removed from the Plan to conform with provisions contained in the Bipartisan Budget Act of 2018. Participant before-tax contributions and vested matching contributions can be withdrawn after attainment of age 59 1/2.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

Plan Description (continued)

(h)	Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the Plan document): lump-sum distribution, or in monthly installments over the shorter of 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a participant (or the participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant’s vested account balance. A participant with less than $1,000 in vested benefits may elect a rollover to another qualified plan. If no choice is made, the Plan will automatically payout their vested distribution in a lump-sum.

(i)	Notes Receivable from Participants

An eligible participant may generally borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the participant’s highest outstanding participant loan balance during the 12 previous months over the newly initiated loan balance. Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option. Loans for all other purposes must be repaid in one to five years, at the participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. For 2020 and 2019, the applicable loan rates ranged from 4.25% to 6.50%. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the participant are credited back to the participant’s account. For provisions of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) adopted during the 2020 Plan year, see the CARES Act Provisions Adopted section below.

(j)	Plan Expenses

The Company or the Plan currently pays administrative expenses of the Plan, with the exception of certain investment fees, withdrawal fees and loan origination fees. However, the Company has the right to charge future expenses to the Plan.

(k)	CARES Act Provisions Adopted

During 2020, the Plan adopted provisions under the “CARES Act” including:

-	Permitting qualified participants to receive coronavirus-related distributions;
-	Increasing the maximum loan amount available to participants to the extent permitted by the CARES Act;
-	Allowing for a delay in the due date of any loan outstanding to the extent permitted by the CARES Act; and
-	Waiving, to the extent permitted by the CARES Act, required minimum distributions in the calendar year 2020.

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

Summary of Significant Accounting Policies (continued)

(b)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These estimates include the fair values of investments. Actual results could materially differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d)	Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The COVID-19 pandemic significantly disrupted financial markets, economies and other events during the year ended December 31, 2020. The impact to the Plan from the COVID-19 pandemic during 2020 has resulted in volatility in fair value of investments of the Plan. The long-term impact of the effects of the COVID-19 pandemic to the Plan or Plan Sponsor are currently not known. The extent of any impact of the COVID-19 pandemic on the Plan’s net assets available for benefits or Plan participant’s account balances could not be reasonably estimated at the date the financial statements were issued.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Forfeitures

Forfeitures of terminating participants are used to reduce Company contributions or to pay Plan expenses. As of December 31, 2020 and 2019, there were $23,271 and $13,774, respectively, in allocated forfeitures available to reduce Company contributions or to pay Plan expenses. For the year ended December 31, 2020, $0 was used to reduce the Company’s contribution and $0 was used to pay Plan expenses. For the year ended December 31, 2019, $12,163 was used to reduce the Company’s contribution and $0 was used to pay Plan expenses.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

Summary of Significant Accounting Policies (continued)

(h)	Recently Issued Accounting Guidance

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 was issued as part of a disclosure framework project to improve the effectiveness of disclosure requirements from Topic 820. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. Certain amendments are to be applied prospectively while others are to be applied retrospectively. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Plan early adopted ASU 2018-13 on January 1, 2019, which did not have a material effect on the Plan’s financial statements.

(i)	Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3.	Investments and Fair Value Measurements

The Plan applies FASB ASC 820, Fair Value Measurement (“ASC 820”). FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

Investments and Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2020 and 2019.

Registered investment companies:	Valued at the daily closing price as reported by the fund. Registered investment companies (mutual funds and money market fund) held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds and money market fund held by the Plan are deemed to be actively traded.

Collective investment fund:	Valued at the net asset value or equivalent based on units of the collective investment fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the collective investment fund less its liabilities. This practical expedient is not used when it is determined to be probable that the collective investment fund will sell the investment for an amount different than the reported NAV.

Omega Flex, Inc. stock:	Common stocks are traded on a national or foreign securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019.

	Assets at Fair Value as of December 31, 2020
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$22,347,997	$-	$-	$22,347,997
Omega Flex, Inc. stock	901,696	-	-	901,696
	$23,249,693	$-	$-	23,249,693
Investments measured at NAV (a)				272,191
Investments at fair value				$23,521,884

	Assets at Fair Value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$18,559,391	$-	$-	$18,559,391
Omega Flex, Inc. stock	1,809,231	-	-	1,809,231
	$20,368,622	$-	$-	20,368,622
Investments measured at NAV (a)				61,796
Investments at fair value				$20,430,418

(a)	In accordance with Subtopic 820-10 as amended by ASU 2015-07, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. For the years ended December 31, 2020 and 2019, there were no transfers between levels within the fair value hierarchy.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

Investments and Fair Value Measurements (continued)

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2020:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective investment fund	$272,191	$-	Daily	Daily

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2019:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective investment fund	$61,796	$-	Daily	Daily

The JP Morgan Stable Asset Income Fund (the “Stable Asset Fund”), a collective investment fund, seeks to provide capital preservation, liquidity, and current income levels that are typically higher than those provided by money market funds. The Stable Asset Fund provides liquidity on a daily basis for Plan permitted, participant-directed activity. Participants may not withdraw funds from the Stable Asset Fund for investment into options deemed to be competing with the Stable Asset Fund. Participant transfers from the Stable Asset Fund to a non-competing fund must remain in a non-competing fund for a period of ninety days before a transfer to a competing fund may be made. The Stable Asset Fund is redeemable at net asset value under agreements with the underlying fund. Generally, requests for complete or partial withdrawals that are not for participant-directed activity must be given to the trustee of the Stable Asset Fund in writing one year prior to the withdrawal. However, it is possible that these redemption rights may be restricted by the fund in the future in accordance with underlying fund agreement.

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment could have significantly impacted the net asset value of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore, changes in the liquidity provisions of the funds could have significantly impacted the fair value of the Plan’s interest in the investment vehicles.

4.	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time. In addition to a number of funds offered by the Plan trustee, participants may elect to invest a portion of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc. The Omega Flex, Inc. stock fund also includes the Fidelity Money Market Treasury Portfolio fund to provide liquidity.

5.	Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock. The Plan also permits participant loans. The Plan invests in registered investment companies and a collective investment fund managed by J.P. Morgan. Subsequent to the change in service provider discussed in Note 1, Reliance Trust Company serves as trustee and J.P. Morgan and Empower Institutional, a subsidiary of Great-West Life & Annuity Insurance Company, perform plan advisory and recordkeeping services. In addition, prior to the change in service provider discussed in Note 1, the Plan invested in pooled separate accounts and the Prudential Guaranteed Income Fund managed by Prudential Retirement Insurance and Annuity Company (“PRIAC”), an affiliate of Prudential Bank & Trust, FSB (“PBT”). PBT, through PRIAC, provided certain administrative services to the Plan. Until the change in service provider discussed in Note 1, PRIAC served as the custodian and record-keeper of the Plan and PBT served as the trustee of the Plan. These transactions qualify as party-in-interest transactions.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

Related Party Transactions (continued)

The Plan’s service providers receive revenue from mutual fund and pooled separate account service providers for services provided to the funds. This revenue may be used to offset certain amounts owed to these providers for administrative services provided to the Plan. If the revenue received by the service providers from such mutual fund or pooled separate account service providers exceeds the amount owed as agreed to by the service providers and the Plan for administrative services, the service providers or their affiliates are to remit the excess to the Plan. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. During the years ended December 31, 2020 and 2019, approximately $29,000 and $8,000 was deposited into the Plan, respectively. The Plan or Plan Sponsor may make a payment to service providers or their affiliates for administrative expenses not covered by revenue sharing. During the years ended December 31, 2020 and 2019, amounts of $45,673 and $0 were utilized to pay expenses, respectively. As of December 31, 2020, and 2019, there were $7,029 and $23,217, respectively, in unallocated revenue sharing accounts available to pay Plan expenses and/or to allocate to participants.

6.	Fund Management

Under the terms of a trust agreement the Plan assets are held by Reliance Trust Company. The Plan assets were formerly held and managed by PBT. The Plan Administrator, as defined in the Plan document, has full authority to control and manage the operation and administration of the Plan.

7.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA. In the event of a plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

8.	Tax Status of the Plan

The Plan was amended and restated effective April 5, 2019, with the adoption of a Great-West Trust Company LLC defined contribution prototype plan. The defined contribution prototype plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2014. The opinion letter stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. Prior to April 5, 2019, the Plan used a prototype plan document sponsored by The Prudential Insurance Company of America. The Internal Revenue Service has issued an opinion letter dated April 29, 2014 that the Prudential prototype plan qualifies under the provisions of Section 401(a) of the Code. The Plan has been amended since relying on the opinion letters. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

9.	Excess Contributions Payable

Contributions received from participants for 2019 are net of payments of $6,979 made in 2020 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. These amounts are also included in the Plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2019.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2020 and 2019

10.	Plan Amendments

The Plan was amended and restated effective April 5, 2019 with the adoption of a Great-West Trust Company LLC defined contribution prototype plan. No significant changes were made to the Plan’s provisions as part of this amendment and restatement.

11.	Subsequent Events

Management has evaluated all events or transactions that occurred through June 25, 2021, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500, which is filed by the Company with the Employee Benefits Security Administration, as of December 31:

	2020	2019
Net assets available for plan benefits per the financial statements	$24,385,089	$21,200,686
Total accrued income	(1,729)	(4,722)
Total employer contributions receivable	(466,559)	(402,396)
Total excess contributions payable	-	6,979
Net assets available for plan benefits per Form 5500	$23,916,801	$20,800,547

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the years ended December 31:

	2020	2019
Net increase in net assets available for benefits per the financial statements	$3,184,403	$4,710,174
Change in accrued income	2,993	(1,040)
Change in total employer contributions receivable	(64,163)	17,303
Change in total excess contributions payable	(6,979)	(11,327)
Net income per Form 5500	$3,116,254	$4,715,110

SUPPLEMENTAL SCHEDULE

Omega Flex, Inc. 401(k) Profit Sharing Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2020

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Registered investment companies:
	Goldman Sachs	Large Cap Growth Insights	$306,345
*	JP Morgan	Equity Income	203,130
*	JP Morgan	Core Plus Bond	180,050
*	JP Morgan	Emerging Markets Equity	28,554
*	JP Morgan	Mid Cap Value	2,656
*	JP Morgan	Small Cap Growth	777,764
*	JP Morgan	SmartRetirement 2020	1,344,356
*	JP Morgan	SmartRetirement 2025	2,472,046
*	JP Morgan	SmartRetirement 2030	3,812,943
*	JP Morgan	SmartRetirement 2035	2,610,207
*	JP Morgan	SmartRetirement 2040	2,372,939
*	JP Morgan	SmartRetirement 2045	340,659
*	JP Morgan	SmartRetirement 2050	637,276
*	JP Morgan	SmartRetirement 2055	142,744
*	JP Morgan	SmartRetirement 2060	746,816
*	JP Morgan	SmartRetirement Income	4,084,170
	MFS	Mid Cap Growth	591,573
	Putnam	High Yield	18,464
	Schwab	International Index	35,397
	Schwab	S&P 500 Index	1,260,500
	Schwab	Small Cap Index	23,672
	Schwab	US Mid Cap Index	316,629
	Fidelity	Money Market Treasury Portfolio	39,107
			22,347,997
	Collective investment fund:
*	JP Morgan	Stable Asset Income	272,191

	Common stock:
*	Omega Flex, Inc.	Company stock	901,696

*	Participant loans	Interest rates from 4.25% to 6.50% with maturities through October 2039	394,917

			$23,916,801

* Represents a party-in-interest to the Plan.

“Cost” is not required as all the investments are participant-directed. Cost for participant loans is $0.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

	By:	/s/ Geri Glazer
Geri Glazer
Plan Administrator
June 25, 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333 – 135515) on Form S-8 of Omega Flex, Inc. of our report dated June 25, 2021, relating to our audit of the financial statements and supplemental schedule of the Omega Flex, Inc. 401(k) Profit Sharing Plan, which appears in this Annual Report on Form 11-K of the Omega Flex, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2020.

/s/ RSM US LLP

Blue Bell, Pennsylvania
June 25, 2021

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